NO ACT PE 01/19/2012



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


MAR 0 1 2012


12025409

March 1, 2012

Suzanne S. Bettman
R.R. Donnelley & Sons Company
sue.bettman@rrd.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-1-12

Re: R.R. Donnelley & Sons Company
Incoming letter dated January 19, 2012

Dear Ms. Bettman:

This is in response to your letters dated January 19, 2012 and February 21, 2012 concerning the shareholder proposal submitted to R.R. Donnelley by William Steiner. We also have received letters on the proponent's behalf dated January 23, 2012, January 24, 2012 and February 23, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 1, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: R.R. Donnelley & Sons Company
Incoming letter dated January 19, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to enable one or more holders of not less than one-tenth of the company's voting power (or the lowest percentage of outstanding common stock permitted by state law) to call a special meeting.

There appears to be some basis for your view that R.R. Donnelley may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to R.R. Donnelley, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if R.R. Donnelley omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which R.R. Donnelley relies.

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 23, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
R.R. Donnelley & Sons Company (RRD)
Special Meeting
William Steiner

Ladies and Gentlemen:

This further responds to the January 19, 2012 company request to avoid this established rule 14a-8 proposal topic.

Staff Legal Bulletin 14B (September 15, 2004) provides for modification of the language of a rule 14a-8 Proposal – not merely its exclusion. The proponent is prepared to make whatever modifications are deemed necessary to resolve this matter, should it be deemed necessary to do so.

This is to request that the Office of Chief Counsel allow this highly-supported resolution topic to be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: William Steiner
Suzanne Bettman <sue.bettman@rrd.com>

RR DONNELLEY

Suzanne Bettman
Executive VP, General Counsel,
Corporate Secretary, and
Chief Compliance Officer

111 South Wacker Drive
Chicago, IL 60606
T: 312.326.8233 F: 312.326.8594
sue.bettman@rrd.com
www.rrdonnelley.com

1934 Act/Rule 14a-8

February 21, 2012

Via Electronic Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: R.R. Donnelley & Sons Company – Supplemental Letter Regarding Stockholder Proposal Submitted by John Chevedden on Behalf of William Steiner

Ladies and Gentlemen:

This letter is submitted by R.R. Donnelley & Sons Company, a Delaware corporation ("R.R. Donnelley" or the "Company"), in relation to a stockholder proposal on the topic of special stockholders meetings (the "Proposal") submitted by John Chevedden on behalf of William Steiner (the "Proponent"). On January 19, 2012, the Company submitted to the staff of the Division of Corporation Finance (the "Staff") a letter (the "No-Action Request") requesting confirmation that the Staff would not recommend enforcement action to the Securities and Exchange Commission if R.R. Donnelley excluded the Proposal from its proxy materials for its 2012 annual meeting of stockholders (the "2012 Proxy Materials").

The No-Action Request set forth the Company's belief that the Proposal could be excluded from the Company's 2012 Proxy Materials because the Company's board of directors was expected to approve, at its February 2012 meeting, an amendment to the Company's bylaws to permit stockholders to call a special meeting of stockholders (the "Proposed Amendment"), and that the Proposed Amendment would substantially implement the Proposal.

I write to confirm that, at a meeting held on February 16, 2012, the Company's board of directors approved an amendment to the Company's bylaws, which amendment was substantially in the form attached to the No-Action Request. The Company's Amended and Restated Bylaws, filed as Exhibit 3.2 to the Company's Current Report on Form 8-K, dated as of the date hereof, are attached hereto as Exhibit A. The Amended and Restated Bylaws generally require the Company's Secretary to call a special meeting of stockholders upon the request of one or more stockholders holding, individually or in the aggregate, at least 10% of the combined voting power of the Company's then-outstanding shares of capital stock.

Accordingly, for the reasons stated above and set forth in the No-Action Request Letter, the Company requests the Staff's concurrence that the Proposal may be excluded from the Company's 2012 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact the undersigned at 312.326.8233.

Very truly yours,



Suzanne S. Bettman
R.R. Donnelley & Sons Company
Executive Vice President, General Counsel,
Corporate Secretary and Chief Compliance Officer

Attachment

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
R.R. Donnelley & Sons Company (RRD)
Special Meeting
William Steiner

Ladies and Gentlemen:

This responds to the January 19, 2012 company request to avoid this established rule 14a-8 proposal.

The company also failed to correctly identify the proponent in the heading of its January 19, 2012 letter. Thus the company is addressing a proposal that does not exist.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: William Steiner
Suzanne Bettman <sue.bettman@rrd.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 23, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
R.R. Donnelley & Sons Company (RRD)
Special Meeting
William Steiner

Ladies and Gentlemen:

This responds to the January 19, 2012 company request to avoid this established rule 14a-8 proposal.

The company does not address the footnote to the resolved statement as a footnote:
foot·note n
1. a note at the bottom of a page, giving further information about something mentioned in the text above.
2. an extra comment or information added to what has just been said
3. a relatively unimportant part of a larger issue or event

Thus the company takes the footnote out of context. The company has not provided any definition of a footnote that claims a common use of footnotes is to reverse the corresponding text.

The proposal without the footnote states (emphasis added):
Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, **holding not less than one-tenth of the voting power of the Corporation,** to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: William Steiner
Suzanne Bettman <sue.bettman@rrd.com>

RR DONNELLEY

Suzanne Bettman
Executive VP, General Counsel,
Corporate Secretary, and
Chief Compliance Officer

111 South Wacker Drive
Chicago, IL 60606
T: 312.326.8233 F: 312.326.8594
sue.bettman@rrd.com
www.rrdonnelley.com

1934 Act Rule 14a-8

January 19, 2012

Via Electronic Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: R.R. Donnelley & Sons Company – Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted by R.R. Donnelley & Sons Company, a Delaware corporation ("R.R. Donnelley" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intent to exclude from its proxy materials for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting" and such materials, the "2012 Proxy Materials") a stockholder proposal submitted by John Chevedden on behalf of William Steiner (the "Proponent"). An initial form of proposal and a modified form of proposal were received by the Company on December 14, 2011. A further modified form of proposal (the "Proposal") was received by the Company on December 20, 2011. The Company requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if the Company excludes the Proposal from its 2012 Proxy Materials for the reasons outlined below.

R.R. Donnelley intends to file its definitive proxy materials for its 2012 Annual Meeting on or about April 9, 2012. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

THE PROPOSAL

The Proposal includes the following:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

A copy of the Proposal, including its supporting statements, is attached to this letter as Exhibit A. A copy of all other correspondence between the Company and the Proponent that relates to the Proposal is attached as Exhibit B.

ANALYSIS

The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) provides that a company may exclude a stockholder proposal if the company has substantially implemented the proposal. The Staff has noted that exclusion under Rule 14a-8(i)(10) will be permitted where the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (*avail.* March 28, 1991). Further, in order for a proposal to be "substantially implemented," a company need have implemented only the essential objectives of the proposal, and need not have implemented each and every aspect of the proposal. See, e.g., *Sun Microsystems, Inc.* (*avail.* August 28, 2008); *ConAgra Foods* (*avail.* July 3, 2006).

Currently, neither the Company's bylaws nor its certificate of incorporation provides for the right of any stockholder to call a special meeting of stockholders. The Company's board of directors, however, is expected to approve, at its February 16, 2012 meeting, an amendment to the Company's bylaws to permit stockholders to call a special meeting of stockholders (the "Proposed Amendment"). The Proposed Amendment to be presented to the Board for approval will be substantially in the form attached as Exhibit C. The Proposed Amendment generally would require the Company's Secretary to call a special meeting of stockholders upon the request of one or more stockholders holding, individually or in the aggregate, at least 10% of the combined voting power of the Company's then-outstanding shares of capital stock.

The Staff has previously permitted companies to exclude special meeting proposals under Rule 14a-8(i)(10) where company stockholders' existing right to call a special stockholders meeting, on the one hand, and the proposal, on the other hand, did not substantially differ regarding the minimum ownership required for a group of stockholders to be able to call a special meeting of stockholders. For example, in *Bank of America Corporation* (*avail.* December 15, 2010), Bank of America was permitted to exclude a special meeting proposal at the 10% level when its bylaws already included such a right. The Staff noted that "it appears that Bank of America's amended bylaws compare favorably with the guidelines of the proposal."

The Company submits this no-action request at this time to address the timing requirements of Rule 14a-8. We will supplementally notify the Staff after Board consideration of the Proposed Amendment. The Staff has consistently granted relief under Rule 14a-8(i)(10) where a company intends to omit a shareholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Johnson & Johnson* (*avail.* February 19, 2008); *The Dow Chemical Company* (*avail.* February 26 2007); *Johnson & Johnson* (*avail.* February 13 2006); *General Motors Corporation* (*avail.* March 3, 2004); *Intel Corporation* (*avail.* March 11 2003) (each granting no-action relief where the company notified the Staff of its intention to omit shareholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal and the company supplementally notified the Staff of the board action).

The Proposed Amendment, if adopted, will substantially implement the Proposal because it will address the essential objective of the Proposal (i.e., the ability of stockholders holding not less than 10% of the Company's common stock to call a special meeting). Furthermore, in the words of *Texaco, Inc.* (avail. March 28, 1991), following adoption of the Proposed Amendment, the Company's "policies, practices and procedures [will] compare favorably" with the Proposal. Accordingly, the Company may exclude the Proposal under Rule 14a-8(i)(10).

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is inherently vague and indefinite.

As noted above, the Proposal calls for the Board to take the steps necessary to provide stockholders holding at least "one-tenth of the voting power" of the Company with the right to call a special meeting. The Company intends to adopt a special meeting right at the 10% level and on that basis, the Proposal may be excluded as substantially implemented under Rule 14a-8(i)(10).

The Company acknowledges, however, that the Proposal is written in a manner such that its meaning is not entirely clear. In particular, the phrase at the end of the resolution clause of the Proposal, preceded by an asterisk, introduces an ambiguity as to the extent of the ownership that would be required for stockholders to call a special meeting. Specifically, the language in question suggests that a special stockholders meeting may be requested not simply by shareholders holding not less than 10% of the Company's outstanding stock, but by "the lowest percentage of [the Company's] outstanding stock permitted by state law." For a Delaware corporation such as the Company, this raises ambiguity. Is it the case that a holder of only one share (i.e., the lowest percentage permitted under Delaware law) could call a special stockholders meeting?

The Company submits, however, that to the extent the Proposal is given this reading, it may be excluded under Rule 14a-8(i)(3) because it is vague and indefinite, and thus inherently misleading. To the extent that the phrase following the second asterisk is given this meaning, it raises significant uncertainty as to how the Board should interpret the Proposal, were it to pass. Would it mean that the stockholders urge the board to take steps to give stockholders "holding not less than one-tenth* of the voting power of the Corporation" the ability to call a special meeting? Or should it instead be read as a direction from stockholders that the Board should take steps to give holders of even a single share the right to call a special stockholders meeting? If the Proposal is read in this manner, it is clear that it may be excluded pursuant to Rule 14a-8(i)(3). The Staff has consistently held that vague and indefinite shareholder proposals are inherently misleading and thus excludable under Rule 14a-8(i)(3) where "neither the

Exhibit A

Attached

[RRD: Rule 14a-8 Proposal, December 14, 2011, revised December 14, 2011, revised December 20, 2011 at company request]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal can probably best accomplished in a simple and straight-forward manner. It can possibly be accomplished by adding a few enabling words to "Section 2.2. Special Meetings" in our bylaws.

This proposal topic won more than 60% support at RRD, CVS, Sprint and Safeway. This proposal does not impact our board's current power to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, said our executive pay was not sufficiently linked to performance. The only equity given to Named Executive Officers in 2010 consisted of time-vesting pay of stock options and restricted stock units. Equity pay should have performance-vesting conditions in order to assure full alignment with shareholder interests.

Market-priced stock options may provide our executives with lucrative financial rewards due to a rising market alone, regardless of an executive's performance. Annual incentive pay was based on only one performance metric, earnings per share, which created a potential for executives to artificially focus on only one aspect of company growth.

Our executive pay committee had the discretion to adjust final pay based on its subjective assessment of an executive's performance, which undermined the integrity of pay-for-performance. CEO Thomas Quinlan was potentially entitled to $35 million if there was a change in control.

John Pope was still the chairman of our Audit Committee. Mr. Pope was on the Federal-Mogul board leading up to its bankruptcy. Plus Mr. Pope also served on five boards – overextension concern. Mr. Pope received our second highest negative votes. He was only topped by Thomas Johnson who received 23% in negative votes. Mr. Johnson chaired our executive pay committee.

Two-thirds of our directors had 12 to 21 years long-tenure. Plus these long-tenured directors held 8 of 10 seats on our most important board committees. Long-tenured directors can form relationships that compromise their independence and hinder their ability to provide effective oversight.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

Notes:
William Steiner, *** FISMA & OMB Memorandum *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum ***

Exhibit B

Attached

William Steiner

*** FISMA & OMB Memorandum ***

Mr. Stephen M. Wolf
Chairman of the Board
R.R. Donnelley & Sons Company (RRD)
111 S Wacker Dr
Chicago IL 60606
Phone: 312 326-8000

Dear Mr. Wolf,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum ***

Sincerely,



William Steiner



Date

cc: Suzanne S. Bettman
Corporate Secretary
Jennifer Reiners <Jennifer.Reiners@rrd.com>
General Attorney
PH: 312-326-8618
FX: 312-326-7156
FX: 312-326-8594

[RRD: Rule 14a-8 Proposal, December 14, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal can probably best accomplished in a simple and straight-forward manner. It can possibly be accomplished by adding a few enabling words to "Section 2.2. Special Meetings" in our bylaws.

This proposal topic won more than 60% support at our company (2009) and at CVS, Sprint and Safeway. This proposal does not impact our board's current power to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, said our executive pay was not sufficiently linked to performance. For example, the only equity granted to Named Executive Officers in 2010 consisted of time-vesting pay of stock options and restricted stock units. Equity pay should have performance-vesting features in order to assure full alignment with shareholder interests.

Market-priced stock options may provide our executives with lucrative financial rewards due to a rising market alone, regardless of an executive's performance. Annual incentive pay was based on only one performance metric, earnings per share, which created a potential for executives to artificially focus on only one aspect of company growth.

Our executive pay committee had the discretion to adjust final pay amounts based on its subjective assessment of an executive's performance, which undermines the integrity of pay-for-performance. CEO Thomas Quinlan was potentially entitled to $35 million if there was a change in control.

John Pope was still the chairman of our Audit Committee. Mr. Pope was on the Federal-Mogul board leading up to its bankruptcy. Plus Mr. Pope also served on five boards – overextension concern. Mr. Pope received our second highest negative votes. He was only topped by Thomas Johnson who received 23% in negative votes. Mr. Johnson chaired our executive pay committee.

Two-thirds of our directors had 12 to 21 years long-tenure. Plus these long-tenured directors held 8 of the 10 seats on our most important board committees. Long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

Notes:
William Steiner, *** FISMA & OMB Memorandum *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum ***

William Steiner

*** FISMA & OMB Memorandum ***

Mr. Stephen M. Wolf
Chairman of the Board
R.R. Donnelley & Sons Company (RRD)
111 S Wacker Dr
Chicago IL 60606
Phone: 312 326-8000

REVISED DECEMBER 14, 2011

Dear Mr. Wolf,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum ***

Sincerely,



William Steiner



Date

cc: Suzanne S. Bettman
Corporate Secretary
Jennifer Reiners <Jennifer.Reiners@rrd.com>
General Attorney
PH: 312-326-8618
FX: 312-326-7156
FX: 312-326-8594

[RRD: Rule 14a-8 Proposal, December 14, 2011, revised December 14, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Adoption of this proposal can probably best accomplished in a simple and straight-forward manner. It can possibly be accomplished by adding a few enabling words to "Section 2.2. Special Meetings" in our bylaws.

This proposal topic won more than 60% support at our company (2009) and at CVS, Sprint and Safeway. This proposal does not impact our board's current power to call a special meeting.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, said our executive pay was not sufficiently linked to performance. For example, the only equity granted to Named Executive Officers in 2010 consisted of time-vesting pay of stock options and restricted stock units. Equity pay should have performance-vesting features in order to assure full alignment with shareholder interests.

Market-priced stock options may provide our executives with lucrative financial rewards due to a rising market alone, regardless of an executive's performance. Annual incentive pay was based on only one performance metric, earnings per share, which created a potential for executives to artificially focus on only one aspect of company growth.

Our executive pay committee had the discretion to adjust final pay amounts based on its subjective assessment of an executive's performance, which undermines the integrity of pay-for-performance. CEO Thomas Quinlan was potentially entitled to $35 million if there was a change in control.

John Pope was still the chairman of our Audit Committee. Mr. Pope was on the Federal-Mogul board leading up to its bankruptcy. Plus Mr. Pope also served on five boards – overextension concern. Mr. Pope received our second highest negative votes. He was only topped by Thomas Johnson who received 23% in negative votes. Mr. Johnson chaired our executive pay committee.

Two-thirds of our directors had 12 to 21 years long-tenure. Plus these long-tenured directors held 8 of the 10 seats on our most important board committees. Long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

Notes:
William Steiner, *** FISMA & OMB Memorandum *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum ***

RR DONNELLEY

Suzanne Bettman
Executive VP, General Counsel,
Corporate Secretary, and
Chief Compliance Officer

111 South Wacker Drive
Chicago, IL 60606
T: 312.326.8233 F: 312.326.8594
sue.bettman@rrd.com
www.rrdonnelley.com

December 19, 2011

VIA EMAIL

John Chevedden

*** FISMA & OMB Memorandum ***

Re: Rule 14a-8 Proposal

Dear Mr. Chevedden:

On December 14, 2011, R.R. Donnelley & Sons Company (the "Company") received by email a letter from William Steiner (the "Proponent"), which appears to be dated November 28, 2011. Included with the letter was a proposal (the "Proposal") intended for inclusion in the Company's proxy materials (the "2012 Proxy Materials") for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting"). In such letter, Mr. Steiner designated you as his proxy and requested that all future communications regarding the Proposal be directed to you.

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Set forth below are two procedural deficiencies we have identified with respect to the Proposal.

The first deficiency is that the Proponent has not yet submitted evidence establishing his eligibility to submit a proposal. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that the Proponent is not a registered holder of the Company's common stock. Under Rule 14a-8(b), the Proponent must therefore prove his eligibility to submit a proposal in one of two ways: (i) by submitting to the Company a written statement from the "record" holder of the Proponent's common stock (usually a broker or bank) verifying that the Proponent has continuously held the requisite number of shares of common stock since at least December 14, 2010 (i.e., the date that is one year prior to the date on which the Proposal was submitted to the Company); or (ii) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Proponent with the **Securities and Exchange Commission (the "SEC") that demonstrates the Proponent's**

ownership of the requisite number of shares as of or before December 14, 2011, along with a written statement that (i) the Proponent has owned such shares for the one-year period prior to the date of the statement and (ii) the Proponent intends to continue ownership of the shares through the date of the 2012 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal described in the preceding paragraph, please note that the staff of the SEC's Division of Corporation Finance (the "Staff") recently issued guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated:

> "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only [Depository Trust Company] participants should be viewed as "record holders" of securities that are deposited at [the Depository Trust Company]. As a result, we will no longer follow *Hain Celestial*."

The Proponent has not yet submitted evidence establishing that he satisfies these eligibility requirements. Unless we receive such evidence, we intend to exclude the Proposal from the 2012 Proxy Materials.

A second deficiency is that the Proposal exceeds the 500 word limit for shareholder proposals. Rule 14a-8(d) establishes that a proposal submitted by a shareholder pursuant to Rule 14a-8 may not exceed 500 words. If Rule 14a-8(d)'s length requirement is not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement. Based on our review, the Proposal is 505 words. If we do not receive a modified Proposal that does not exceed the length requirement of Rule 14a-8(d), we intend to exclude the Proposal from the 2012 Proxy Materials

Please note that if you or the Proponent intend to submit any response to these deficiencies, the response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. For your reference, copies of Rule 14a-8 and SLB 14F are included as exhibits to this letter. If you have any questions concerning the above, please do not hesitate to contact the undersigned at 312.326.8233.

Very truly yours,



Suzanne S. Bettman
R.R. Donnelley & Sons Company
Executive Vice President, General
Counsel, Corporate Secretary and
Chief Compliance Officer

EXHIBITS

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a

benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy mate-

rials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011



Post-it® Fax Note 7671

Date 12-20-11	# of pages ▸
To Suzanne Bettman	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum ***
Fax # 312-326-8594	Fax #

December 20, 2011

William Steiner

*** FISMA & OMB Memorandum ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum ***

Dear William Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

CVS Caremark (CVS)
Merck & Company (MRK)
NASDAQ OMX Group (NDAQ)
R.R. Donnelley & Sons (RRD)
URS Corporation (URS)

in the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in *** FISMA & OMB Memorandum *** since November 09, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

Exhibit C

Attached

PROPOSED AMENDMENT
TO
BY-LAWS OF
R. R. DONNELLEY & SONS COMPANY

(Marked to show changes)

Section 2.2. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the Chief Executive Officer, the President, or the Chairman and shall be called by the Secretary pursuant to (i) a written request to the Secretary, submitted by one or more stockholders (each such request, a "Special Meeting Request") owning as of the date of such Special Meeting Request, in the aggregate, at least 10% of the combined voting power of the then outstanding shares of all classes and series of capital stock of the corporation entitled to vote on the matter or matters to be brought before the proposed special meeting, voting as a single class or (ii) a resolution duly adopted by the affirmative vote of a majority of the Whole Board of Directors. ~~Such call shall state the purposes of the proposed~~ In determining whether Special Meeting Requests have met the requirements of this Section 2.2, (i) multiple Special Meeting Requests will not be considered together if they relate to different items of business and (ii) all Special Meeting Requests relating to an item of business must have been dated and delivered to the Secretary within 60 days of the earliest dated Special Meeting Request relating to such item of business. Any notice relating to a special meeting appropriately called pursuant to this Section 2.2 shall describe the item or items of business to be considered at such special meeting. Business transacted at any special meeting shall be limited to the matters identified in the corporation's notice relating to such special meeting; provided, however, that nothing herein shall prohibit the Board from submitting additional matters to the stockholders at any special meeting requested by the stockholders.

A Special Meeting Request shall be signed by each stockholder, or duly authorized agent of each such stockholder, requesting the special meeting and shall set forth: (i) a brief description of each item of business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting, (ii) any material interest of each stockholder requesting the special meeting in the business desired to be brought before the special meeting, (iii) the name and address of each stockholder requesting the special meeting, (iv) the class and number of shares of stock of the corporation which are owned, beneficially or of record, by each stockholder requesting the special meeting as of the date of the Special Meeting Request, (v) an agreement by each stockholder requesting the special meeting to notify the corporation immediately in the case of any disposition prior to the record date for the proposed special meeting of shares of stock of the corporation owned, beneficially or of record, and an acknowledgement that any such disposition shall be deemed a revocation of such Special Meeting Request with respect to such shares and (vi) any other information that would be required to be set forth with respect to an Annual Meeting in a Stockholder Meeting Notice, or updated, pursuant to Section 2.1 of these Bylaws and, if the purpose of the special meeting includes the election of one or more directors, Section 3.12.

A stockholder may revoke a Special Meeting Request at any time prior to the special meeting by written revocation delivered to the Secretary at the principal executive offices of the corporation; provided however, that if any such revocations are received by the Secretary and, as a result of such revocation, the number of un-revoked Special Meeting Requests no longer represents at least the requisite number of shares entitling the stockholders to request the calling of a special meeting pursuant to this Section 2.2, then the Board of Directors shall have the discretion to determine whether or not to proceed with the special meeting. If none of the stockholders who submitted a Special Meeting Request appears or sends a qualified representative to present the item of business submitted by the stockholders for consideration at the special meeting, such item of business shall not be submitted for vote of the stockholders at such special meeting, notwithstanding that proxies in respect of such vote may have been received by the corporation or such stockholder(s). A Special Meeting Request shall not be valid (and the Board of Directors shall have no obligation to call a special meeting in respect of such Special Meeting Request) if it relates to an item of business that is not a proper subject for stockholder action under applicable law, would violate the law, or would cause the company to violate the law.

The procedures set forth in this Section 2.2 are the exclusive means by which items of business may be raised by stockholders at a special meeting of stockholders.

Notwithstanding the foregoing, a special meeting called by stockholders need not be held if either (i) the Board of Directors has called or calls for an annual meeting of stockholders to be held within 90 days after the date of receipt of one or more Special Meeting Requests representing the requisite number of shares for the calling of a special meeting (the "Meeting Request Date") and the Board determines in good faith that the business of such annual meeting includes (among any other matters properly brought forth before the annual meeting) the business specified in the Special Meeting Request or Requests or (ii) the item that is the subject of such Special Meeting Request or Requests was voted on at any meeting of stockholders held within 30 days prior to the Meeting Request Date (it being understood that, for purposes of this Section 2.2, the election or removal of directors shall be deemed the same item with respect to all items involving the election or removal of directors).

Section 2.3. Place of Special Meetings. Any special meeting of the stockholders properly called in accordance with Section 2.2 of these By-laws shall be held at such date, time and place, within or without the State of Delaware, as may be fixed by resolution of the Board of Directors from time to time; provided that, with respect to special meetings called by a stockholder or group of stockholders, the date of any such special meeting shall not be more than 90 days after the Meeting Request Date.